UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE TO

    Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
             of the Securities and Exchange Act of 1934

                      Miracor Diagnostics, Inc.
                      (Name of Subject Company)

                            Alan D. Kruse
                  (Name of Persons Filing Statement)

                Common Stock, $0.15 par value per share
                    (Title of Class of Securities)

                              60461S104
                 (CUSIP Number of Class of Securities)

------------------

Alan D. Kruse
2082 Salto Dr.
Hacienda Heights, CA 91745
(702) 285-4262

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)






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    Transaction Valuation                           Amount of Filing Fee
--------------------------------------------------------------------------------

       Not Applicable                                  Not Applicable
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[ ]  Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   N/A          Filing Party:  N/A
Form or Registration No.: N/A          Date Filed:    N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.


     [ ] going-private transaction subject to Rule 13e-3.


     [ ] issuer tender offer subject to Rule 13e-4.


     [X] amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [..]




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**                                                                           **
**    The proposal in this statement does not constitute an offer of         **
**    securities for sale.                                                   **
**                                                                           **
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The Tender Offer Statement filed on August 20, 2009 is amended as above to include the required statutory legend and to correct a typographical error on the cover page. The original statement was initially filed pursuant to Rule 13d-2 as a material restatement of investment purpose on Schedule TO-C.

The Tender Offer Statement is additionally amended to state that the proposal will be withdrawn, effective immediately where possible, and in any case at the market close October 30, 2009 or as soon as practicable thereafter under applicable law; and until further activities regarding the proposal can be effected and the terms revised accordingly. Coral Mason Railroad, Inc. and Mr. Kruse also state that they expect to continue holding a financial interest in Miracor Diagnostics, Inc. and will continue to disclose all material developments affecting Miracor Diagnostics, Inc. including but not limited to any further proposals on a timely basis, as required by Rule 13d-2.

Interested parties may contact Mr. Kruse for discussion of the details of the proposed transaction and/or the subsequent withdrawal by phone at:

(702) 285-4262,

or by email at:

kruse-investor-relations@live.com